UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-33765

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Yueda Digital Holding

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7545 Irvine Center Drive
Suite 200
Irvine, CA 92618
The United States
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Yueda Digital Holding (the “Company”) is filing this Report on Form 6-K to provide its notice and form of proxy statement for its extraordinary general meeting of shareholders scheduled for 10 A.M., Beijing time, on June 13, 2026 (10 P.M., Eastern time, on June 12, 2026) at Room 7C, Floor 7, No. 1 Danling Street, Haidian District, Beijing 100080, People’s Republic of China.

In connection with the extraordinary general meeting of shareholders of the Company, the Company hereby furnishes the following documents which are incorporated by reference herein:

EXHIBIT INDEX

Exhibit No.	Description
99.1	Form of Proxy Statement and Notice of Extraordinary General Meeting
99.2	Form of Proxy Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yueda Digital Holding
Date: May 22, 2026	By:	/s/ Qirui Dou
	Name:	Qirui Dou
	Title:	Chief Executive Officer